UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Evergreen Resources, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   299900 30 8
                                 (CUSIP Number)

                               Margaret Stapleton
                                    President
                 John Hancock Energy Resources Management, Inc.
                               John Hancock Plaza
                                  P.O. Box 111
                                   Boston, MA
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 14, 1996
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.




Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 2 of 15 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Subsidiaries, Inc.
           I.R.S. No. 04-2687223
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,592,716
                            9          SOLE DISPOSITIVE POWER


                            10         SHARED DISPOSITIVE POWER

                                       1,592,716
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,592,716
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.7%
14         TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 3 of 15 Pages

           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Energy Resources Management, Inc.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,592,716
                            9          SOLE DISPOSITIVE POWER


                            10         SHARED DISPOSITIVE POWER

                                       1,592,716
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,592,716
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.7%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 4 of 15 Pages

Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is the Common Stock, No Par Value ("Common Stock"), of Evergreen Resources, Inc., a Colorado corporation ("Evergreen"), with principal executive offices at 1000 Writer Square, 1512 Larimer Street, Denver, Colorado 80202.

Item 2.  Identify and background.

         The persons filing this statement are John Hancock Subsidiaries, Inc., a Delaware corporation ("JHSI"), and John Hancock Energy Resources Management, Inc., a Delaware corporation and wholly owned subsidiary of JHSI ("JHERM"). JHSI is a wholly owned subsidiary of John Hancock Mutual Life Insurance Company, a Massachusetts corporation ("JHMLICO"). JHMLICO has filed a separate statement on
Schedule 13G with respect to its beneficial ownership of Common Stock.

         JHSI's principal business is as a holding company for certain subsidiaries of JHMLICO. JHERM's principal business is acting, directly or indirectly, as a general partner of funds engaged in providing investment opportunities and projects related to the generation of electricity and/or steam, refinement of fuels or control of pollution. The principal business offices for JHSI are located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117. The principal business offices of JHERM are located at 200 Berkley Street, P.O. Box 111, Boston, Massachusetts 02117.

         The directors and executive officers of JHERM, JHSI and JHMLICO and their principal occupations are identified on Attachments A, B and C hereto, respectively. Except as otherwise indicated therein, each has a business address at P.O. Box 111, Boston, Massachusetts 02117, is a citizen of the United States of America and has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The transactions reported herein were entered into by Energy Investors Fund, L.P., a Delaware limited partnership ("Fund I") and Energy Investors Fund II, L.P., a Delaware limited partnership ("Fund II" and, together with Fund I, the "Funds"). Fund I is controlled by its general partner, Energy Investors Partners, L.P., a Delaware limited partnership ("Partners I"), which in turn is 50% controlled by each of JHERM and EIF Investors, Inc., a Delaware corporation ("Investors"). Partners I has an additional general partner with no direct ownership interest; this additional general partner is owned by JHERM and Investors. Fund II is controlled by its general partner, Energy Investors Partners II, L.P., a Delaware limited partnership ("Partners II"), which in turn is 50% controlled by each of JHERM and Investors. Partners II has an additional general partner with no direct ownership interest; this additional general partner is

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 5 of 15 Pages


owned by JHERM and Investors. Fund I, Partners I, Fund II, Partners II and Investors (collectively, the "Fund Companies") have previously filed a separate statement on Schedule 13D with respect to the transactions reported herein (the "Fund Companies' 13D").

         Fund I is the direct beneficial owner of 378,952 shares of Common Stock, including 70,000 shares held prior to the transactions reported below. Fund II is the direct beneficial owner of 1,213,764 shares of the Common Stock, including 70,000 shares held prior to the transactions reported below. JHSI may be deemed the beneficial owner of securities beneficially owned by JHERM. By virtue of its position as a general partner of Partners I and Partners II, JHERM may be deemed the beneficial owner of securities beneficially owned by the Funds. JHERM and JHSI disclaim beneficial ownership of such securities, except to the extent of their pecuniary interests therein.

Item 3.  Source and amount of funds or other consideration.

         As more specifically described in the Fund Companies' 13D, on August 14, 1996, Fund I acquired 294,500 shares of Common Stock in exchange for (a) $57,810 cash, and (b) certain partnership interests valued at $1,893,253, and Fund II acquired 724,369 shares of Common Stock in exchange for (a) $142,190 cash, and (b) certain partnership interests valued at $4,656,752.

         Also as more specifically described in the Fund Companies' 13D, on January 8, 1997, pursuant to an agreement with Evergreen, Fund II converted 1,500,000 shares of the 8% Convertible Preferred Stock of Evergreen (the "Preferred Stock") into Common Stock. Pursuant to the January 8 agreement (the "Conversion Agreement"), the conversion was effected at a per share conversion price of $6.50, which resulted in the issuance by Evergreen to Fund II of 230,770 shares of Common Stock. The conversion of the Preferred Stock, pursuant to the Conversion Agreement, was given financial effect as of December 1, 1996.

         At the time of conversion of the Preferred Stock, Evergreen also paid to Fund II, in shares of Common Stock, the accrued but unpaid dividend in respect of the Preferred Stock. The amount of the dividend was $20,000, and the number of shares issued in lieu of cash in payment of the dividend was 3,077. Evergreen also issued to Fund I and Fund II an aggregate of 50,000 5-year warrants, each to purchase one share of Common Stock at an exercise price of $7.80 per share (the "$7.80 Warrants"). Of the 50,000 $7.80 Warrants, 14,452
were issued to Fund I, and 35,548 were issued to Fund II. In addition, Evergreen issued to Fund II 150,000 5-year warrants, each to purchase one share of Common Stock at an exercise price of $7.00 per share (the "$7.00 Warrants"). Upon conversion of the Preferred Stock, five Class B Warrants of Evergreen held by Fund II, each to purchase 35,971.23 shares of Common Stock expired in accordance with their terms.

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 6 of 15 Pages

 Item 4.  Purpose of transaction.

         The transactions requiring the filing of this statement are described in Item 3 above. The transactions were entered into principally for investment purposes.

         JHERM and JHSI may make purchases of Common Stock, in the open market or in private transactions, depending on their analysis of their business, prospects and financial condition, the market for such stock, other investment and business opportunities available to JHERM and JHSI, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. JHERM and JHSI intend to closely monitor their investment and may from time take advantage of opportunities presented to them. They may in the future also formulate plans or proposals regarding Evergreen, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon JHERM's and JHSI's continuing review of their investments and various other factors, including those mentioned above, JHERM and JHSI may (subject to any applicable securities laws) decide to sell all or any part of the Common Stock beneficially owned by them, although they have no current plans to do so.

         Except as set forth in this Item 4, JHERM and JHSI do not have any plans or proposals which would related to or result in:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
Evergreen, or the disposition of securities of Evergreen;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Evergreen or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Evergreen or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Evergreen including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Evergreen;

         (f) Any other material change in Evergreen's business or corporate structure;

         (g) Changes in Evergreen's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Evergreen by any person;

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 7 of 15 Pages


         (h) Causing a class of securities of Evergreen to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Evergreen becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) Fund I currently holds 364,500 shares of Common Stock and, by virtue of its holdings of $7.80 Warrants, has the right to acquire an additional 14,452 shares of Common Stock (an aggregate of 378,952 shares of Common Stock, or approximately 4.0% of the class). Fund II currently holds 1,028,216 shares of Common Stock and, by virtue of its holdings of $7.00 Warrants and $7.80 Warrants, has the right to acquire an additional 185,548 shares of Common Stock (an aggregate of 1,213,764 shares of Common Stock, or approximately 12.7% of the class). JHSI may be deemed the beneficial owner of securities beneficially owned by JHERM. By virtue of its position as a general partner of Partners I and Partners II, JHERM may be deemed the beneficial owner of securities beneficially owned by the Funds. JHERM and JHSI disclaim beneficial ownership of such securities, except to the extent of their pecuniary interests therein.

         (b) JHSI and JHERM may be considered to share the power to direct the vote or disposition of all shares of Common Stock described in Item 5(a).

         (c) Other than as may be described in Item 3, no transactions in Common Stock have been effected during the past sixty days by JHERM and JHSI.

         (d) Other than Investors and its controlling persons, as identified in the Fund Companies' 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Under the August 1, 1994 Stock Purchase Agreement pursuant to which the Funds made their initial purchases of Common Stock, the Funds have certain piggyback registration rights with respect to an aggregate 140,000 shares of Common Stock.

         Evergreen and the Funds entered into a Registration Rights Agreement in connection with the acquisition of Common Stock by the Funds on August 14, 1996. Under the Registration Rights Agreement, Evergreen granted the Funds certain demand and piggyback registration rights with respect to the shares of Common Stock acquired pursuant to the Acquisition Agreement.

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 8 of 15 Pages

         Pursuant to the terms of the Conversion Agreement, the shares issuable upon exercise of the $7.80 Warrants and the $7.00 Warrants will be accorded registration rights substantially similar to those provided under the 1996 Registration Rights Agreement. In addition, if Evergreen files a registration statement with respect to any of the Common Stock in the second quarter of 1997, the shares of Common Stock issuable upon exercise of the $7.00 Warrants will be registered in connection therewith.

Item 7.  Material to be filed as exhibits.

         The following document is filed as an exhibit to this statement:

         (a)      Joint Filing Agreement

         (b) Form of $7.00 Warrant and $7.80 Warrant (incorporated by reference to the exhibits to the Fund Companies' 13D)

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 9 of 15 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

April 10, 1997

                           JOHN HANCOCK ENERGY RESOURCES MANAGEMENT, INC.


                           By: /s/ Margaret M. Stapleton
                               Name: Margaret M. Stapleton
                               Title: President

                           JOHN HANCOCK SUBSIDIARIES, INC.


                           By: /s/ John T. Farady
                               Name: John T. Farady
                               Title: Treasurer

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 10 of 15 Pages


                                  ATTACHMENT A

                 JOHN HANCOCK ENERGY RESOURCES MANAGEMENT, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

Name                                 Position with JHERM and Present Principal Occupation

Joanne P. Acford                     Director and Counsel -- JHERM; 2nd Vice President &
                                     Counsel -- JHMLICO
William C. Fletcher                  Director -- JHERM; President - Independence Investment
                                     Associates, Inc. [53 State Street, Boston, Massachusetts 02109]
Osbert J. Hood                       Director and Vice President -- JHERM; Senior Vice President
                                     and CFO -- John Hancock Funds
Margaret M. Stapleton                President-- JHERM; Vice President - Bond Department--
                                     JHMLICO
Barry E. Welch                       Director-- JHERM; Senior Investment Officer - Bond
                                     Department-- JHMLICO
Gregory P.  Winn                     Director and Vice President -- JHERM; 2nd Vice President
                                     Business Planning
                                     & Finance -- JHMLICO

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 11 of 15 Pages

                                  ATTACHMENT B

                         JOHN HANCOCK SUBSIDIARIES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

Name                               Position with JHSI and Present Principal Occupation

Foster L. Aborn                    Director of JHSI; Vice Chairman -- JHMLICO
William L. Boyan                   Director and President of JHSI; President and Chief Operations
                                   Officer -- JHMLICO
Stephen L. Brown                   Director and Chairman of JHSI; Chairman and Chief Executive
                                   Officer -- JHMLICO
Diane M. Capstaff                  Director of JHSI; Executive Vice President -- JHMLICO
David F. D'Alessandro              Director of JHSI; Senior Executive Vice President -- JHMLICO
Thomas E. Moloney                  Director of JHSI; Chief Financial Officer -- JHMLICO
Richard S. Scipione                Director of JHSI; General Counsel -- JHMLICO

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                  Page 12 of 15 Pages


                                                   ATTACHMENT C

                                    JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                         DIRECTORS AND EXECUTIVE OFFICERS

                                                                                Positions with JHMLICO
                                        Business or                             and Present Principal
Name                                    Residential Address                     Occupation

Foster L. Aborn                         John Hancock Place                      Vice Chairman --
                                        P.O. Box 111                            JHMLICO
                                        Boston, MA 02117

Samuel W. Bodman                        75 State Street                         Director -- JHMLICO;
                                        Boston, MA 02109-1806                   Chairman and Chief
                                                                                Executive Officer of Cabot
                                                                                Corporation

Joan T. Bok                             25 Research Drive                       Director -- JHMLICO;
                                        Westborough, MA 01581                   Chairman of the Board of
                                                                                New England Electric
                                                                                System

I. MacAllister Booth                    549 Technology Square                   Director -- JHMLICO;
                                        Cambridge, MA 02139                     Retired Chairman, President
                                                                                and Chief Executive Officer
                                                                                of Polaroid Corporation

Dr. Randolph W. Bromery                 263 Alden Street                        Director -- JHMLICO;
                                        Springfield, MA 01109                   President of Springfield
                                                                                College

William L. Boyan                        John Hancock Place                      Director, President and Chief
                                        P.O. Box 111                            Operations Officer --
                                        Boston, MA 02117                        JHMLICO

Stephen L. Brown                        John Hancock Place                      Chairman of the Board and
                                        P.O. Box 111                            Chief Executive Officer --
                                        Boston, MA 02117                        JHMLICO

John M. Connors, Jr.                    200 Clarendon Street                    Director -- JHMLICO; CEO
                                        Boston, MA 02116                        and Director of Hill,
                                                                                Holiday, Connors,
                                                                                Consmopulos, Inc.






                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 13 of 15 Pages

                                                                                Positions with JHMLICO
                                        Business or                             and Present Principal
Name                                    Residential Address                     Occupation

David F. D'Alessandro                   John Hancock Place                      Director and Senior
                                        P.O. Box 111                            Executive Vice President --
                                        Boston, MA 02117                        JHMLICO

Robert E. Fast, Esq.                    60 State Street                         Director -- JHMLICO;
                                        Boston, MA 02109                        Senior Partner of Hale and
                                                                                Dorr

Dr. Kathleen Foley Feldstein            147 Clifton Street                      Director -- JHMLICO;
                                        Belmont, MA 02178                       President of Economics
                                                                                Studies, Inc.

Lawrence K. Fish                        One Citizens Plaza                      Director -- JHMLICO;
                                        Providence, RI 02903-1339               Chairman, President and
                                                                                CEO of Citizens Financial
                                                                                Group, Inc.

Nelson S. Gifford                       50 Federal Street - Ste 900             Director-- JHMLICO;
                                        Boston, MA 02110-2509                   Former Chairman and CEO
                                                                                of Dennison Mfg.
                                                                                Corporation

Michael C. Hawley                       Prudential Tower Bldg.                  Director -- JHMLICO;
                                        Boston, MA 02199                        President and COO of The
                                                                                Gillette Company

John F. Magee                           Acorn Park                              Director -- JHMLICO;
                                        Cambridge, MA 02140-2390                Chairman of Arthur D.
                                                                                Little, Inc.

E. James Morton                         1st Floor, Clarendon Bldg.              Director -- JHMLICO;
                                        P.O. Box 111                            Former Chairman and CEO
                                        Boston, MA 02117                        -- JHMLICO

Bruce Skrine                            John Hancock Place                      Senior Vice President,
                                        P.O. Box 111                            Counsel and Secretary --
                                        Boston, MA 02117                        JHMLICO

Richard F. Syron                        86 Trinity Place                        Director -- JHMLICO;
                                        New York, NY 10016                      Chairman and Chief
                                                                                Executive Officer of
                                                                                American Stock Exchange




                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                     Page 14 of 15 Pages

                                                                                Positions with JHMLICO
                                        Business or                             and Present Principal
Name                                    Residential Address                     Occupation

Robert J. Tarr, Jr.                     40 White Oak Road                       Director -- JHMLICO;
                                        Wellesley, MA 02181                     Former President, CEO,
                                                                                COO and Director of
                                                                                Harcourt General, Inc. and
                                                                                Neiman Marcus, Inc.

C. Vincent Vappi                        240 Sidney Street                       Director -- JHMLICO;
                                        Cambridge, MA 02139                     Former Chairman and Chief
                                                                                Executive Officer of Vappi
                                                                                & Company, Inc.

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 15 of 15 Pages


                                  EXHIBIT INDEX

         Exhibit

1.       Joint Filing Agreement

2. Form of $7.00 Warrant and $7.80 Warrant (incorporated by reference to the exhibits to the Fund Companies' 13D)